REST EZ, INC.

1389 W. Mason Hollow Dr.

Riverton, UT 84065

July 15, 2021

United States Securities and Exchange Commission

Washington D.C. 20549

RE:         REST EZ, INC.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 26, 2021, Amendment 1 Filed July 2, 2021

File No. 333-256498

Attention: Division of Corporation Finance, Office of Life Sciences

   Suzanne Hayes/Alan Campbell; Iboya Ignat/Jeanne Baker

Dear Division of Corporation Finance, Office of Life Sciences:

Please find enclosed our changes and answers to REST EZ, INC.’s Amendment No. 1 to Registration Statement filed on July 2, 2021.

Use of Proceeds, page 10

1. We refer to prior comment 10 and re-issue in part. Please revise to disclose the principal purposes for which the net proceeds are intended to be used. To the extent you do not have a specific plan for a significant portion of the proceeds, please include a statement to this effect and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Answer: The principle purposes for which the net proceeds are to be used are to cover the Company’s operating expenses and to purchase product for sale. The offering is to raise the necessary capital to provide for Company expenses, including the funding needed to purchase more pills to be sold for revenue. The first paragraph under “USE OF PROCEEDS” on page 10 of Amendment No. 2 to Registration Statement on Form S-1 was revised by adding the following statement at the end of the paragraph: “Upon donation to the Company, the principal purposes of the proceeds received from the offering will be to cover the Company’s operating expenses as well as to purchase additional product for sale for revenue for the Company. The principal reason for the offering is to raise the capital to achieve those two principal purposes for the use of the proceeds from the offering.”

Exhibits

2. Please include a currently dated consent form from your independent registered public accounting firm in you next amendment.

Answer: The currently dated consent form from our independent registered public accounting firm has been included in Amendment No. 2 to Registration Statement on Form S-1.

Closing Comments:

Based on the Company’s Amendment No. 2 to its S-1 filing dated May 26, 2021 and this response to the comment letter dated July 15, 2021, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated July 15, 2021. Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

/s/ Brandon Sosa

Brandon Sosa

President and Chief Executive Officer

REST EZ, INC.